Exhibit 4.3

Wendell Lew, Trustee of the
Wendell Y. M. Lew Revocable Living Trust
P.O. Box 22729
Honolulu, HI 96823

October 23, 2015

Hand Delivered

Stratex Oil & Gas Holdings, Inc.

175 South Main Street, Suite 900

Salt Lake City, UT 84111

Attn: Michael A. Cederstrom

RE:	Notice of Default and Acceleration of Payments of Principal and Interest Due under $3,194,972 Convertible Promissory Note – Common Stock dated 1/1/2014, as amended

Dear Mike,

Effective January 1, 2014, Richfield Oil & Gas Company, now Stratex Oil & Gas Holdings, Inc. ("Company"), issued its Convertible Promissory Note – Common Stock (as amended, the "Note") to Wendell Lew, Trustee of the Wendell Y. M. Lew Revocable Living Trust ("Holder").

The Company has failed to timely pay to Holder any of the last four quarterly interest payments due under the Note on January 1, April 1, July 1 and October 1, 2015, respectively, Notwithstanding Holder's prior forbearance, the Company's repeated failures to timely make these quarterly interest payments within two days of their respective due dates constitute continuing Events of Default under Section 7.1(a) of the Note.

Pursuant to Section 7.2 of the Note, Holder hereby gives the Company written notice of the occurrence and continuation on these Events of Default under Section 7.1(a) of the Note and of Holder's election to declare the entire amount of principal and accrued, unpaid interest under the Note immediately due and payable. Should the Company fail to pay the full amounts now due and payable, Holder reserves the right to pursue any and all remedies available at law or in equity.

Wendell Lew, Trustee of the

Wendell Y. M. Lew Revocable Living Trust

By:	/s/ Wendell Lew
Wendell Lew, Trustee